SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2008

Commission File No. 333-05752

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

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The Netherlands

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(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):  ☐

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CNH GLOBAL N.V.

Form 6-K for the month of June 2008

List of Exhibits:

1.	News Release entitled, “Case to Reopen Plant in Sorocaba (SP)”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By:	/s/ Michael P. Going
Michael P. Going
Senior Vice President, General Counsel and Secretary

June 20, 2008

Case to Reopen Plant in Sorocaba (SP)

Production capacity for agricultural and construction machinery will increase

SAO PAULO, Brazil (June 19, 200) – Case IH Agriculture and Case Construction, which are part of CNH Global N.V. (NYSE:CNH), the agricultural and construction equipment majority-owned subsidiary of Fiat Group (FIA.MI), announced today, in São Paulo, the reopening of their production unit in Sorocaba (SP), generating more than one thousand direct jobs.

The company intends to increase its production of agricultural and construction machinery, which is currently carried out at the Curitiba (PR) and Belo Horizonte (MG) units, and also manufacture components used in other Case Construction and Case IH machinery.

The project is part of an investment plan totaling nearly BRL 1 billion, part of the overall investment which the Fiat Group is committed to for its 2007-2010 plan, announced in 2006.

The Sorocaba plant, which was closed in 2001, was acquired through the Case and New Holland merger. At that time, the Sorocaba unit – with a built surface of 90 thousand square meters – produced 500 machines per year and employed more than 500 people. With the increase in the agricultural and construction sectors in Latin America, the company has decided to reopen it.

With the reopening, the surface area of the Sorocaba plant will be enlarged to 150 thousand square meters, and production will begin in 2009. At the same site, the largest parts distribution center in Latin America, and the most modern one in the Fiat Group worldwide, with 60 thousand square meters of built area, latest-generation moving and packing equipment, and an inventory of 154 thousand different types of parts will also be constructed.

The distribution center will be certified as a Green Building, a certificate granted to buildings whose construction preserves the area where they are located and feature environmental preservation systems, such as the re-use of rain water and the use of alternative energy sources, such as sunlight.

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World Class

The plant, which has a modern design, will be fully aligned to the World Class Manufacturing (WCM) production system adopted by the Fiat Group.

“Sorocaba will produce new models of agricultural and construction machines for the global platform of both brands. This manufacturing site will enable us to increase our production, so as to better meet demand in the agricultural and construction markets, which have been continuously expanding,” said Valentino Rizzioli, President of CNH Latin America.

“We will have sequenced and continuous-flow manufacturing, leading to better, faster and cheaper production which will favour the competitiveness and marketability of our high technology products in domestic and foreign markets,” added Valentino Rizzioli.

The plant will have the latest generation equipment, including laser plate-cutting machines equipped with automatic feeders, robotized welding stations, aerial conveyors for parts and components, in addition to the most updated painting system, using electrophoretic immersion and low-temperature acrylic processes.

In addition to machinery, the new plant will produce components for equipment manufactured at other CNH plants such as the Piracicaba facility which produces sugar cane combine harvesters, as well as for export.

Manpower

Work to make the new factory operational will begin in the second half of the current year and completion is planned for the first half of next year. With the planned reopening of the Sorocaba plant, Case Construction and Case IH intend to open local business offices as early as September. The Logistics and Parts Distribution Center, currently located in Itu, will be relocated in June 2009.

Hiring for the new manufacturing plant has already started, and before the beginning of 2010, the new unit will have 1,200 direct employees. It is also expected that the new operation will generate more than 2,500 indirect jobs.

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About CNH

CNH Global N.V. is a world leader in the agricultural and construction equipment businesses. Supported by more than 11,000 dealers in 160 countries, CNH brings together the knowledge and heritage of its Case and New Holland brand families with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. CNH Global N.V., whose stock is listed at the New York Stock Exchange (NYSE:CNH), is a majority-owned subsidiary of Fiat S.p.A. (FIA.MI). More information about CNH and its Case and New Holland products can be found online at www.cnh.com.

About Case IH

Case IH is a global leader in agricultural equipment, committed to collaborating with its customers to develop the most powerful, productive, reliable equipment – for those who demand more. With headquarters in the United States, Case IH has a network of dealers and distributors that operates in over 160 countries. Case IH provides agricultural equipment systems, flexible financial service offerings and parts and service support for professional farmers and commercial operators through a dedicated network of professional dealers and distributors. Productivity enhancing products include tractors; combines and harvesters; hay and forage equipment; tillage tools; planting and seeding systems; sprayers and applicators; and site-specific farming tools. For more information, visit us on the World Wide Web at http://www.caseih.com.

About Case Construction Equipment

Case Construction Equipment Inc. sells and supports a full line of construction equipment around the world, including the No. 1 loader/backhoes, articulated trucks, excavators, motor graders, wheel loaders, vibratory compaction rollers, crawler dozers, skid steers, compact track loaders and rough-terrain forklifts. Through Case dealers, customers have access to a true professional partner—with world-class equipment and aftermarket support, industry-leading warranties and flexible financing. More information is available at www.casece.com.

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